[TIBCO Software Inc. Letterhead]

March 22, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Christine Davis, Assistant Chief Accountant
Matthew Crispino, Staff Attorney
Mark Shuman, Branch Chief-Legal

Re:	TIBCO Software Inc.
Form 10-K for the Fiscal Year Ended November 30, 2009
Filed January 29, 2010
File No. 000-26579

Dear Mr. Gilmore:

TIBCO Software Inc. (the “Company”) is submitting this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 9, 2010 (the “Comment Letter”). For your convenience, we have repeated your comments 1 through 7 below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 10-K for the Fiscal Year Ended November 30, 2009

General

1.

We note from disclosure in your Form 10-K that your business operations include the Middle East. We also note from a May 2008 news article posted on your website that you have worked extensively with customers in the Middle East including in Iran. In addition, we note that some of your customers described in this article including Emirates Airlines, Emirates Bank, National Bank of Kuwait and Dubai Internet City have operations in Iran, Syria and Sudan. Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic

Securities and Exchange Commission

March 22, 2010

sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. Please also tell us whether Emirates Airlines, Emirates Bank, National Bank of Kuwait and Dubai Internet City use your products or services in their operations in Iran, Syria or Sudan.

Response:

The Company advises the Staff that it does not license technology to any parties in Iran, Syria or Sudan (the “Embargoed Countries”). The Company confirms that it has not sold or shipped any products, technology or services into the Embargoed Countries. The Company has not and does not conduct business with persons or entities in, or the governments of, the Embargoed Countries and does not intend to do so in the future. The Company included a reference to Iran in a press release issued in May 2008 in error and has posted a corrected press release on its website.

To the Company’s knowledge, none of its customers, including Emirates Airlines, Emirates Bank, National Bank of Kuwait and Dubai Internet City use its products or services in any Embargoed Country. In addition, the Company’s contracts with those customers (as well as its standard form agreements) include provisions that:

•	Require compliance with U.S. export control laws and regulations; and

•	Prohibit the following activities:

•	Use of the Company’s software by anyone other than the licensee;

•	Transfer of the Company’s software to an unaffiliated third party without the Company’s consent; and

•	Re-export of the Company’s software contrary to the U.S. export control laws and regulations.

As a global company, the Company sells its products both directly (through its internal sales organization) and through third party distributors. The Company employs a number of methods to screen its sales. Prior to any distribution of products, the Company’s order entry system and its order fulfillment process screen out attempted sales to Embargoed Countries. In

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March 22, 2010

addition, the terms and conditions of its contracts, including contracts with its resellers, contain requirements to comply with U.S. export control laws. The Company also continues to monitor changes in U.S. export control laws and implements procedures designed to conduct its business in compliance with U.S. export control laws.

2.	Please discuss the materiality of any contacts with Iran, Syria or Sudan described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response:

The Company advises the Staff that, as detailed above, it has not and does not conduct business with persons or entities in, or the governments of, the Embargoed Countries. In addition, the Company has no revenues, assets or liabilities associated with the Embargoed Countries. To the Company’s knowledge, its customers do not re-export the Company’s products to any of the Embargoed Countries and the Company prohibits any re-export of its products to the Embargoed Countries. In addition, the Company maintains policies and procedures and follows appropriate practices that are designed to ensure compliance with U.S. export control laws. Thus, the Company believes that no material investment risk for its security holders exists, from either a quantitative or qualitative perspective.

3.	It appears that some of your software products may be included in the Department of Commerce’s Commerce Control List. Please tell us whether any of your products relate to “multi-data-stream processing equipment operating systems” or “real time processing equipment operating systems.” Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided to or are used in Iran, Syria or Sudan, if any, have military uses, and describe possible military uses of which you are aware.

Securities and Exchange Commission

March 22, 2010

Response:

The Company advises the Staff that it does not offer products that are classified as “multi-data-stream processing equipment operating systems” or “real time processing equipment operating systems,” as those terms are used and defined in Supplement 1 to Part 774 of the Commerce Control List in the Export Administration Regulations (see classifications 4D003 and 4D993). The Company advises the Staff that, as detailed above, it has not provided any products, equipment, components, technology or services to any person or entity in any Embargoed Country.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 23

4.	Please tell us what consideration you have given to expanding the overview section to discuss your key prospects for future growth and material opportunities, challenges and risks, to give investors a better understanding of what the company’s executives are most focused on in both the short and long-term. See Section III.A of SEC Release No. 33-8350 for additional guidance.

Response:

The Company advises the Staff that it considers the expansion of the Overview section of the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations in preparing each filing. However, in response to the Staff’s comment, the Company will add a discussion on its key prospects for future growth and material opportunities, challenges and risks to the Overview section in its future Form 10-Q and Form 10-K filings that addresses the issues on which the Company’s executives are most focused in both the short and long-term. The discussion will be consistent with the following, but updated for any future developments:

“We currently intend to grow our business by pursuing key initiatives to: broaden our product platform through internal development and acquisitions; increase our sales capacity by expanding our direct sales organization and developing our channel partnerships; expand our product offerings to new vertical markets; and employ marketing programs to increase awareness of the Company and its products among existing and prospective customers. Whether or not we are successful depends on our ability to: appropriately manage our expenses as we grow our organization; identify or acquire companies or assets at attractive valuations; enter into beneficial channel relationships; develop products for new vertical markets; and successfully execute our marketing strategies.”

Securities and Exchange Commission

March 22, 2010

5.	We note from your disclosure on page 4 that you might face pricing pressures from current competitors and new market entrants in the future. Please tell us how your prices have changed, if at all, over the past three years and if pricing pressures have had a material impact on your revenues during that time. See Items 303(a)(3)(iii) of Regulation S-K.

Response:

The Company advises the Staff that it uses the average deal size for transactions greater than $0.1 million as a metric to measure its pricing practices. Over the last three years, the Company’s average deal size has remained constant at $0.6 million as indicated on page 30 of the Company’s Form 10-K for the fiscal year ended November 30, 2009. As such, the Company believes the impact of pricing pressure on its overall business has not been material during the last three years.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

6.	We note that revenues from certain arrangements are accounted for under SOP 81-1. Please tell us where you classify these revenues and related costs in your Consolidated Statements of Operations. If you classify these revenues and related costs in a single line item or allocate between license and services please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

Response:

The Company advises the Staff that it rarely enters into software license arrangements that do not qualify for separate accounting for license and professional services revenue. For example, the Company rarely enters into contracts that require significant modification or customization of the software where such

Securities and Exchange Commission

March 22, 2010

services are considered essential to the functionality of the software. When the Company does enter into arrangements which fall under SOP 81-1, it allocates revenue between license and services based on the estimated fair value. All costs of these arrangements are allocated to cost of service and maintenance. This presentation has been applied consistently for the 2007, 2008, and 2009 fiscal years and it accurately represents the economic nature of the transactions.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

7.	Your disclosures indicate that vendor-specific objective evidence (“VSOE”) of your maintenance and support is based on the “stated renewal rate included in the license arrangements or rates charged in standalone sales of maintenance and support.” Please tell us more about your methodology for establishing VSOE. When VSOE is based on stated renewal rates please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. When VSOE is based on stand-alone sales, please provide the volume and range of stand alone sales used to establish VSOE. Also, describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, etc.).

Response:

The Company advises the Staff that it establishes VSOE for its maintenance and support based on a substantive stated renewal rate as detailed in the license agreements entered into with its customers. Renewal rates for maintenance and services set forth in the Company’s license agreements are the rates customers will actually pay when support is sold on a stand-alone basis in subsequent periods. The Company validates its renewal rate compliance by reviewing all first optional renewals made by customers for maintenance and support related to license agreements greater than or equal to $15,000, which, for the second half of fiscal year 2009, represents 99% of our license revenue. During the Company’s second half of the 2009 fiscal year, 97% of such renewals were entered into in accordance with the stated renewal rates.

The Company considers both its maintenance and support renewal rates and renewal terms (generally 12 months) to be substantive based on the following:

•	The initial maintenance and support period is consistent with software industry standards and is relatively short compared to the Company’s perpetual software licenses.

Securities and Exchange Commission

March 22, 2010

•	The initial maintenance and support period is consistent with software industry standards and relatively short compared to the Company’s time-based software licenses (greater than 2 years).

•

The aggregate potential maintenance and support renewal term is longer than the initial PCS period as most customers renew several times for perpetual licenses and at least once for time-based licenses.

•	The maintenance and support renewal rates are consistent with software industry practice.

•	Maintenance and support generates significant gross profit for the Company.

The majority of the Company’s contracts contain a substantive maintenance renewal rate. In the last quarter of fiscal year 2009, only 7% of the Company’s contracts entered into during the period did not include a stated maintenance renewal rate. In these instances, VSOE was not determined based on renewal rates because no such renewal rate was stated in the contract. For the Company’s contracts that do not contain a substantive stated maintenance renewal rate, VSOE was established by reference to the Company’s bell curve analysis that was completed for the transactions entered into during the second half of the 2009 fiscal year. The Company’s latest bell curve analysis shows VSOE rate ranges as follows: 2nd/3rd Line Support, 12% - 13% of license revenue and 1st/2nd/3rd Line Support, 16% - 19% of license revenue. This bell curve analysis examined all license arrangements which qualified for the analysis with greater than or equal to $15,000 in license fees. The total population examined was 340 transactions, of which 83% renewed within +/- 15% of the VSOE median. These results are consistent with fiscal years 2007 and 2008, and the first half of fiscal year 2009. The Company’s maintenance and support offerings are sold globally, and the Company does not segment according to customer or vertical.

* * * * *

Securities and Exchange Commission

March 22, 2010

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 846-1316. We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely,

/s/ William R. Hughes
William R. Hughes Executive Vice President, General Counsel and Secretary